Audited Financial Statements and Schedules

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)
Year Ended December 31, 2023
With Report of Independent Registered
Public Accounting Firm





Wesbanco Securities, Inc.
(A Wholly-Owned Subsidiary of Wesbanco, Inc.)

Audited Financial Statements and Supplemental Schedule

As of and for the Year Ended December 31, 2023

Contents



Ernst & Young LLP
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Pittsburgh, PA 15222

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Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Wesbanco Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wesbanco Securities, Inc. (the Company) as of December 31, 2023, the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 1999.

March 28, 2024


Wesbanco Securities, Inc.
(A Wholly-Owned Subsidiary of Wesbanco, Inc.)

Statement of Financial Condition

December 31, 2023


Assets

Cash (restricted $250,000)	$	3,360,703
Commission receivables		530,001
Deferred tax assets		72,400
Prepaid expenses		62,015
Fixed assets (net of accumulated depreciation of $55,714)		15,960
Other assets		47,762
Total assets	$	4,088,841

Liabilities and shareholder's equity

Liabilities:		
Accounts payable to affiliate	$	353,499
Commission payable to affiliate		333,280
Other liabilities		49,415
Total liabilities		736,194
Shareholder's equity:		
Common stock, par value $1 per share – authorized 500 shares, issued and outstanding 100 shares		100
Additional paid-in capital		1,875,533
Retained earnings		1,477,014
Total shareholder's equity		3,352,647
Total liabilities and shareholder's equity	$	4,088,841

See notes to financial statements.

Wesbanco Securities, Inc.
(A Wholly-Owned Subsidiary of Wesbanco, Inc.)

Statement of Operations

For the Year Ended December 31, 2023

Revenues		
Commissions	$	10,403,163
Other		13,528
		10,416,691
Expenses		
Employee commission expense		3,846,233
Salaries and benefits		3,094,900
Management service fees		492,727
Clearing fees		346,554
Insurance expense		89,800
Occupancy and equipment		203,536
General administrative expense		178,222
Professional fees and expenses		155,665
Other operating expenses		139,753
		8,547,390
Income before income taxes		1,869,301
Income tax expense		433,920
Net Income	$	1,435,381

See notes to financial statements.

Wesbanco Securities, Inc.
(A Wholly-Owned Subsidiary of Wesbanco, Inc.)

Statement of Changes in Shareholder's Equity

For the Year Ended December 31, 2023

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance at December 31, 2022	$ 100	$ 1,875,533	$ 1,386,125	$ 3,261,758
Dividends to Parent	–	–	(1,344,492)	(1,344,492)
Net Income	–	–	1,435,381	1,435,381
Balance at December 31, 2023	$ 100	$ 1,875,533	$ 1,477,014	$ 3,352,647

See notes to financial statements.

Wesbanco Securities, Inc.
(A Wholly-Owned Subsidiary of Wesbanco, Inc.)

Statement of Cash Flows

For the Year Ended December 31, 2023

Operating activities

Net Income	$	1,435,381
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		825
Decrease in operating assets:		
Commission receivables		214,587
Other assets		102,994
Increase (decrease) in operating liabilities:		
Accounts payable to affiliates		66,699
Commissions payable		679
Other liabilities		(13,784)
Net cash provided by operating activities		1,807,381

Financing activities

Dividends to Parent		(1,344,492)
Net cash provided by financing activities		(1,344,492)
Net increase in cash		462,889
Cash at beginning of year (restricted $250,000)		2,897,814
Cash at end of year (restricted $250,000)	$	3,360,703

Supplemental disclosure

Payments to affiliate for income taxes	$	381,579

See notes to financial statements.

Wesbanco Securities, Inc.
(A Wholly-Owned Subsidiary of Wesbanco, Inc.)

Notes to Financial Statements

December 31, 2023

1. Organization

Wesbanco Securities, Inc. (the "Company") is a wholly-owned subsidiary of Wesbanco, Inc. (the "Parent"). The Company is registered as a broker/dealer under the Securities and Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investors Protection Association ("SIPC").

The Company offers financial planning, wealth management, individual retirement account ("IRA") and 401(k) rollover, retail brokerage services relating to securities such as insurance and mutual fund products, stocks, options, and bonds on a fully disclosed basis. The Company also operates as a registered investment advisor.

2. Significant Accounting Policies

Basis of Presentation

The Financial Statements include the accounts of the Company. Such statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). In preparing the Financial Statements, management is required to make estimates and assumptions that affect the amounts reported in the Financial Statements and accompanying notes. Actual results may differ from those estimates, and such differences may be material to the Financial Statements.

Cash

Cash is held at an affiliate of the Company, Wesbanco Bank, Inc. (the "Bank") and with the clearing agent, Pershing, LLC ("Pershing"), of which $250,000 is restricted.

Revenue Recognition

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule. Securities transactions are executed and customer accounts are carried and cleared on a fully disclosed basis with Pershing, a clearing broker-dealer and a wholly owned subsidiary of Bank of New York Mellon. Pershing is a member of FINRA, the New York Stock Exchange, and SIPC. Other accounts are opened directly with an insurance and/or mutual fund company. Related revenues and expenses are recorded on a trade-date basis. The fees related to the transactions are recorded as revenue when the related service has been rendered and collectability is reasonably assured. The Company records as accounts receivable amounts earned for services rendered when payment has not been received and collectability is reasonably assured. A cancellation reserve totaling $34,518 has been recorded as of December 31, 2023 to cover any commission cancellations or chargebacks occurring in 2024 for 2023 activity. This reserve is an estimate and has been calculated based on commission reversal probabilities and recent commission reversal activity. This reserve is located within other liabilities on the statement of financial condition.

Current Expected Credit Losses

All of the Company's trade receivables are short-term and written off if deemed uncollectible after 120 days. All receivables are related to commissions owed to the Company by the carrier in which the investment contract was written. The creditworthiness of all carriers is documented on an ongoing quarterly basis by the Company and new business is only generated with carriers that have an investment grade rating by at least one of the major credit rating agencies. As such, the Company estimates current expected credit losses to be immaterial.

Fixed Assets

Fixed assets are recorded at cost and depreciated over their estimated useful lives using the straight-line method. The principal estimated useful lives are three to ten years for furniture and equipment. Depreciation expense on furniture and equipment was $825.

Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by the Parent. The Company uses the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and law that will be in effect when the differences are expected to reverse. The Company provides for income taxes on a separate return basis and remits to the Parent amounts determined to be currently payable. The Parent acts as agent for the Company under the tax sharing agreement with the Company and has no ownership rights to any refunds received for the benefit of the Company. The amount of current tax expense or tax benefit is either remitted to or received from an affiliate on a periodic basis in conjunction with the payment of estimated federal and state income taxes on a corporation-wide basis.

The Company did not have any uncertain tax positions at December 31, 2023. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits netted against income tax expense in the statement of operations. During the year, the Company did not accrue any interest or penalties.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule ("Rule 15c3-1") and is required to maintain minimum net capital, as defined, equal to the greater of $50,000, or 6.67% of aggregate indebtedness. At December 31, 2023, the Company had net capital of $2,649,856, which was $2,599,856 in excess of its required net capital of $50,000.

4. Income Taxes

The components of income tax expense for the year ended December 31, 2023, are as follows:

		Current		Deferred		Total
Federal	$	391,881	$	(4,928)	$	386,953
State		47,595		(628)		46,967
Total	$	439,476	$	(5,556)	$	433,920

A reconciliation between the effective income tax rate and the federal statutory income tax rate follows:

Taxes at federal statutory rate	21.0 %
State income taxes	2.7
Other	(0.5)
Effective tax rate	23.2 %

The Company has recorded net deferred tax assets of $72,400 resulting from the timing of deductions for depreciation of fixed assets, stock options and restricted stock. In evaluating its deferred tax assets, the Company has considered taxable income in prior periods, projected reversal of taxable temporary differences, tax planning strategies, and future taxable income. Based on these criteria, the Company has determined that it is not required to establish a valuation allowance for its deferred tax assets since management believes that the deferred tax assets are more likely than not to be realized in future periods.

The Company is subject to U.S. federal income tax as well as to tax in various state income tax jurisdictions. The Company is no longer subject to any income tax examinations for years prior to 2020.

5. Revenue Recognition

Other revenue, which consists of interest income, is not in scope of ASC 606, *Revenue from Contracts with Customers*. For the revenue stream in scope of ASC 606, commission revenue, there are no significant judgments related to the amount and timing of revenue recognition.

Commissions revenue: Commission income is earned based on customer transactions and management of investments. The commission income from customers' transactions is recognized when the transaction is complete. The commission income from the management of investments is earned continuously over a quarterly period.

The following table summarizes the point of revenue recognition and the income recognized for the revenue streams for the year ended December 31, 2023:

	Point of Revenue Recognition	For the Year Ended December 31, 2023	
Revenue Streams			
Commissions revenue			
Annuity commissions	At a point in time	$	7,956,449
Equity and debt security trades	At a point in time		294,079
Managed money advisory fees	Over time		1,129,216
Trail commissions	Over time		1,023,419
Total commissions revenue		$	10,403,163

6. Related-Party Transactions

Related-party transactions consisted of cash held at the Bank, taxes, commission expense, salaries and benefits expense, and stock compensation expense payable to the Bank. These expenses are calculated and recorded at the Company, and the Company utilizes the Bank to make the payments. Due to this arrangement, at December 31, 2023, the Company had net payables to the Bank for taxes of $94,029, commission expense of $333,280, salaries and benefits expense of $181,519, other compensation expense of $58,425, and other payables of $19,526. The Company had cash on hand held at the Bank in a checking account totaling $524,964 at December 31, 2023. All income tax and employee compensation-related payments are made by the Bank and are reimbursed to the Bank monthly by the Company.

The Parent and the Bank also provide management services to the Company. The costs of these services are reimbursed to each affiliate monthly by the Company and totaled $492,727 for the year. Certain other expenses including rent, other occupancy-related expenses and professional fees are shared between the Company and the Bank and reimbursement occurs either monthly or at the time the invoice is received. The Company's employees participate in the pension plan and health reimbursement account sponsored by the Parent. Related expenses are not allocated to the Company and are not included in the statement of operations.

The Company also processes trades on behalf of some officers and directors (including their affiliates and families) of the Parent and its subsidiaries and has conducted transactions with those subsidiaries in the ordinary course of business. In addition, the Company earns commissions from WesMark Funds, a series of SEC registered mutual funds that are managed by the Bank as investment advisor. For the year ended December 31, 2023, the Company recorded $32,333 of commissions from WesMark Funds, which is included in the statement of operations.

7. Clearing Broker

The Company has agreed to indemnify the clearing broker, Pershing, for losses that it may sustain from customer accounts introduced by the Company. As of December 31, 2023, there were no amounts identified related to such agreement. The Company also maintains a clearing deposit with Pershing, which can be used to offset liabilities arising from the indemnification financial guarantee. At December 31, 2023, the cash held in two Pershing

accounts consisted of non-restricted funds totaling $2,581,620 and the clearing deposit of $250,000, which is recorded as restricted cash on the statement of financial condition, for a total of $2,831,620.

8. Subsequent Events

Subsequent to December 31, 2023, the Company declared and paid a $413,766 cash dividend to the Parent. The Company performed a review of events subsequent to year-end through the date that the Financial Statements were issued and determined that there were no other events requiring recognition or disclosure in the Financial Statements.

Supplemental Schedule Required by Rule 17a-5 of the Securities and Exchange Commission

Schedule I
Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2023

Computation of net capital:		
Total shareholder's equity	$	3,352,647
Deductions and/or charges:		
Nonallowable assets:		
Cash		–
Prepaid expenses		62,015
Fixed assets (net of accumulated depreciation of $55,714)		15,960
Commission receivables (1)		504,654
Deferred tax assets		72,400
Other assets		47,762
Total deductions and/or charges		702,791
Net capital	$	2,649,856
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable to affiliate, commission payable to affiliate, and other liabilities	$	736,194
Total aggregate indebtedness	$	736,194
Computation of basic net capital requirement:		
Minimum net capital required	$	50,000
Excess net capital	$	2,599,856
Aggregate indebtedness to net capital		27.78%

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's amended December 31, 2023 Part IIA FOCUS filing on March 28, 2024.

(1) Nonallowable commission receivables include receivables aged over 30 days, fixed annuities and insurance contracts.



Member of SIPC and FINRA

WesBanco

Securities, Inc. SM